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                    F O R . I M M E D I A T E . R E L E A S E



        TCI SELECTS SPECTRUM SIGNAL PROCESSING'S FLEXCOMM HCDR FAMILY OF
              POWERPC-BASED SOFTWARE DEFINED RADIO SUBSYSTEMS FOR
                     WIRELESS SIGNAL MONITORING APPLICATION

Burnaby, B.C., Canada - November 14, 2001 - Spectrum Signal Processing Inc. (NASDAQ: SSPI / TSE:SSY) today announced that it will deliver FLEXComm HCDR (High Channel Density Receiver) subsystems to Technology for Communications International (TCI), a Dielectric Company, in late 2001. TCI is using the PowerPC(TM)-based FLEXComm HCDR subsystem in several variants of its signal monitoring systems.

"Spectrum's PowerPC-based FLEXComm HCDR subsystem featuring Spectrum's Solano Communications IC, coupled with their outstanding customer service, puts Spectrum head and shoulders above the competition," stated Miso Tkalcevic, Vice President, Advanced Development at TCI.

"Spectrum and TCI have a decade-long relationship that continues to be strong," stated Pascal Spothelfer, President and CEO of Spectrum Signal Processing. "Our innovative technology and superior support are key factors in serving customers such as TCI who lead the industry with their high performance products," he added.

Spectrum's FLEXComm HCDR family of modular VME-based digital receiver subsystems is designed for high capacity signal collection and monitoring. The HCDR family of subsystems is ideal for applications that require the ability to simultaneously tune to multiple narrowband or wideband wireless signals to identify and demodulate the selected frequencies. The HCDR subsystem exploits Spectrum's patent-pending Solano(TM) Communications IC-based architecture to provide high-speed, bi-directional communications channels (referred to as Solano~links) between the Enhanced PMC (ePMC) daughter modules and the host carrier board, as well as between processors.

Spectrum will also be providing system integration services by integrating its FLEXComm HCDR subsystems directly into TCI's chassis.

TCI's initial order of Spectrum products and services, valued at over $500,000, will allow it to make the first deliveries of its new signal monitoring system. The total value of TCI's orders to Spectrum is currently expected to be about $3 million over the next two years. With this win, Spectrum has attained its 2001 wireless program milestone.

ABOUT THE FLEXCOMM HCDR FAMILY

The HCDR family of subsystems is the highest performance software defined radio platform on the market. HCDR combines up to 16 GFLOPS and over 200 billion Multiply and Accumulates (MACs) per second of processing power with multiple interfaces that can combine for a total data throughput of up to 7.5 GB/s. This makes it an ideal platform for applications such as software defined radio, signal intelligence gathering, and test and measurement. HCDR is available in multiple configurations that include PowerPCs, DSPs and FPGA signal processing devices. Each individual subsystem can tune to 32 narrowband or 8 wideband carrier channels. The HCDR subsystem is scalable and can support from 32 to


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320 channels per 20 slot chassis with 2 to 20 IF inputs and 4 to 40 PowerPC processing nodes. The use of Spectrum's Solano Communications IC enables high speed point-to-point links between processors and boards within the subsystem, thereby ensuring that there are no bottlenecks resulting from the need to process massive amounts of digital data in real-time. This allows the subsystem to operate at peak efficiency and take maximum advantage of the on-board processing power.

ABOUT SPECTRUM SIGNAL PROCESSING INC.

Spectrum Signal Processing designs, develops and markets wireless signal and Voice over Packet (VoP) processing subsystems for use in communications infrastructure equipment. Spectrum's optimized hardware, software and chip technology work together to collect, compress and convert voice and data signals to improve the efficiency and processing power of infrastructure equipment and to enable voice and data to move seamlessly between communications networks. Leveraging its 14 years of design expertise, Spectrum provides its customers with faster time to market and lower costs by delivering the most flexible, reliable and highest-density solutions available. Spectrum systems are targeted for use in media gateways and next-generation voice and data switches, cellular base stations, satellite ground stations, and government communications systems. For additional information about Spectrum and its aXs(TM) and FLEXComm product lines, please visit our company's web site at www.spectrumsignal.com.

ABOUT TCI

TCI, a Dielectric Company, a unit of SPX Corporation, is a developer of broad-bandwidth products, systems and applications for broadcasting, spectrum management, communication intelligence collection, and specialty radio communications (see WWW.TCIBR.COM for data and specifications). TCI is based in Fremont, California.

(TM)Solano is a trademark of Spectrum Signal Processing Inc.
(TM)PowerPC is a trademark of Motorola Inc.

This news release contains forward-looking statements related to the marketing of the Spectrum Signal Processing Inc. FLEXComm product line. Although Spectrum has received orders for shipping FLEXComm product to TCI, development delays and customer issues could delay shipments. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve risks and uncertainties, including the timely development and acceptance of new products, the impact of competitive products and pricing, changing market conditions and the other risks detailed in the company's prospectus and from time to time in other filings. Actual results may differ materially from those projected. These forward-looking statements represent the company's judgment as of the date of this release and the company may or may not update these forward-looking statements in the future.

FOR MORE INFORMATION, PLEASE CONTACT:

Brent Flichel                              Liza Aboud
Investor Relations                         Business Media
Phone: 604-421-5422 ext. 247               Phone: 604-421-5422 ext. 152
E-mail: brent_flichel@spectrumsignal.com   E-mail: liza_aboud@spectrumsignal.com


Annette Colligan
Trade Media
Phone: 604-421-5422 ext. 150
E-mail: annette_colligan@spectrumsignal.com